United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996) for the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from ________ to ________

Commission file number _________

OAKLEY, INC. 401(k) PLAN

(Full title of the plan)

OAKLEY, INC.

(Name of issuer of the securities held pursuant to the plan)

One Icon, Foothill Ranch, California (Address of Principal Executive Offices of issuer of securities)	92610 (Zip Code)

REQUIRED INFORMATION

Item 4. 401(k) Plan Financial Statements

The Oakley Inc. 401(k) Plan financial statements as of and for the years ended December 31, 2004 and 2003, and supplemental schedule for the year ended December 31, 2004, together with the Report of Independent Registered Public Accounting Firm.

OAKLEY, INC. 401(k) PLAN

NOTE:	Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oakley, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Oakley, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Costa Mesa, California
June 30, 2005

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant Directed Investments (Notes 1 and 3):
Guaranteed income account-at contract value (Note 5)	$2,207,867	$1,904,753
Pooled separate accounts-at fair value	11,794,035	8,755,097
Oakley, Inc. Class A common stock-at fair value	2,077,134	1,914,513
Participant loans receivable	514,134	463,507
Cash and cash equivalents	4,910

Total investments	16,598,080	13,037,870

Receivables:
Employer contributions		1,568
Participant contributions	74,439	69,881

Total receivables	74,439	71,449

NET ASSETS AVAILABLE FOR BENEFITS	$16,672,519	$13,109,319

See accompanying notes to financial statements.

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Contributions:
Participants (Note 4)	$2,263,976	$1,979,598
Employer (Note 4)	830,957	733,408
Rollovers	233,437	84,338
Other income	32,165	32,097
Interest and dividend income	83,203	66,086
Net appreciation in fair value of investments (Note 3)	927,502	2,150,021

Total additions	4,371,240	5,045,548

DEDUCTIONS:
Withdrawals	736,190	608,300
Loan disbursements (Note 4)	57,248	61,895
Expenses	14,602	12,695

Total deductions	808,040	682,890

NET INCREASE (Note 4)	3,563,200	4,362,658

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	13,109,319	8,746,661

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$16,672,519	$13,109,319

See accompanying notes to financial statements.

OAKLEY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Oakley, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General—The Plan was established October 1, 1994. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Oakley, Inc. and its subsidiaries (“Employer,” “Plan Sponsor,” “Company,” and “Administrator”) who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The accounting records of the Plan are maintained on the accrual basis.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Funding Policy—Participants are entitled to defer 1% to 40% of their pretax compensation through contributions to the Plan, up to a maximum of $13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. In 2004 and 2003, all employees who are eligible to make pretax deferrals under the plan and who had attained age 50 before the close of the plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (the “Code”). Catch-up contributions were limited to $3,000 and $2,000 for the years ended December 31, 2004 and 2003, respectively. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans. The Employer has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s salary and not to exceed $4,000. Certain expenses of the Plan are paid directly by the Employer. For the years ended December 31, 2004 and 2003, expenses of $10,341 and $11,833, respectively, were paid by the Employer.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement.

Investments—Upon enrollment in the Plan, participants may direct their salary deferral contributions and their share of employer contributions in any of 28 investment options offered by the Plan and common stock of the Plan Sponsor. The assets are managed by Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”).

Benefit Distribution—A participant’s account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

Cash and Cash Equivalents—For purposes of the consolidated financial statements, investments purchased with a maturity of three months or less are considered cash equivalents.

Vesting—Participant elective deferral contributions are fully vested at all times. All participants become 100% vested in Employer contributions only upon completion of three years of working 1,000 hours or more per year with the Employer. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.

Death and Disability Benefits—Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

Plan Termination—Although the Employer has not expressed any intent to terminate the Plan, the Employer has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Employer’s divisions, facilities, or operational units.

In the event that the Plan terminates, the accounts of all participants will become fully vested.

Benefits Payable—As of December 31, 2004 and 2003, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits. Benefits are recognized when paid.

Participant Loans Receivable—The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant’s vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at a reasonable rate determined by the Plan administrator, and are repaid to the participant’s account over no more than five years, except in the case of loans used to acquire a primary residence. Participant loans are stated at cost, which approximates fair value, and bear interest at rates ranging from 5% to 9% at December 31, 2004 and 2003.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including investment contracts, pooled separate accounts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net appreciation in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Employer stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses—The costs of administering the Plan are paid for by the Employer, with the exception of fees charged by Prudential, which are applied directly to participants’ accounts.

2.	TAX STATUS

The IRS has determined and informed the Company by letter dated August 13, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	2004	2003

Charter Guaranteed Income Fund, 59,496 and 53,960 shares, respectively	$2,207,867	$1,904,753

Lifetime 30 Fund, 49,099 and 43,922 shares, respectively	1,264,607	1,003,625

Dryden S&P 500 Index Fund, 19,239 and 15,815 shares, respectively	1,331,294	950,978

American Century—Twentieth Century Ultra Fund, 17,042 and 15,121 shares, respectively	946,568	720,074

Janus Worldwide Fund, 20,246 shares	*	1,022,950

Oakley, Inc. Class A common stock, 162,912 and 138,332 shares, respectively	2,077,134	1,914,513

Oppenheimer Global Class A Fund, 19,465 shares	1,197,697	*

*	Investment that did not represent 5% or more of the Plan’s net assets as of year-end.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $927,502 and $2,150,021 as follows:

	2004	2003

Pooled separate accounts	$1,076,144	$1,634,468
Common stock	(148,642)	515,553

	$927,502	$2,150,021

4.	RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The information contained in the financial statements does not agree with the information contained in the December 31, 2004 and 2003 Forms 5500, which were prepared on a cash basis. The differences are due to the recording of a receivable for participant and employer contributions, interest receivable on participant loans, and participant loan disbursements in the financial statements. The following is a reconciliation of the differences as of and for the years ended December 31:

	2004	2003

Net assets per Form 5500	$16,598,080	$13,037,870
December 31, 2004—receivable not recorded on Form 5500	74,439
December 31, 2003—receivable not recorded on Form 5500		71,449

Net assets per financial statements	$16,672,519	$13,109,319

Participant contributions per Form 5500	$2,259,418	$1,975,092
December 31, 2004—participant receivable not recorded on Form 5500	74,439
December 31, 2003—participant receivable not recorded on Form 5500	(69,881)	69,881
December 31, 2002—participant receivable not recorded on Form 5500		(65,375)

Participant contributions per financial statements	$2,263,976	$1,979,598

Employer contributions per Form 5500	$832,525	$757,441
December 31, 2003—employer receivable not recorded on Form 5500	(1,568)	1,568
December 31, 2002—employer receivable not recorded on Form 5500		(25,601)

Employer contributions per financial statements	$830,957	$733,408

	2004	2003

Interest on participant loans per Form 5500	$26,365	$29,638
Other income per Form 5500	800	1,631
December 31, 2004— pending investments not recorded on Form 5500	5,000
December 31, 2003—interest receivable on participant loans not recorded on Form 5500		828

Other income per financial statements	$32,165	$32,097

Participant loan disbursements per Form 5500	$56,448	$61,067
December 31, 2004—accrued participant loan interest distributed not recorded on Form 5500	800
December 31, 2003—accrued participant loan interest distributed not recorded on Form 5500		828

Loan disbursements per financial statements	$57,248	$61,895

Net increase in net assets per Form 5500	$3,560,210	$4,382,185
December 31, 2004—receivable not recorded on Form 5500	74,439
December 31, 2003—receivable not recorded on Form 5500	(71,449)	71,449
December 31, 2002—receivable not recorded on Form 5500		(90,976)

Net increase in net assets per financial statements	$3,563,200	$4,362,658

5.	VALUATION OF INVESTMENT CONTRACTS

The Plan’s investment contracts are fully benefit responsive and have a contract value which approximates fair value of $2,207,867 and $1,904,753 at December 31, 2004 and 2003, respectively. The Plan’s investment contracts earn interest at 2.95% at both December 31, 2004 and 2003.

6.	RELATED PARTY TRANSACTIONS

Certain investment fund options are managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $10,341 and $11,833 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 162,912 and 138,332 shares, respectively, of common stock of Oakley, Inc., the sponsoring employer, with a fair value of $2,077,134 and $1,914,513, respectively.

******

SUPPLEMENTAL SCHEDULE

SCHEDULE 1

OAKLEY, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004

Identity of Issue, Borrower,			Current
Lessor, or Similar Party	Description of Investment		Value

Prudential Retirement Insurance Co.	Charter Guaranteed Income	GIC	$2,207,867
Prudential Retirement Insurance Co.	Lifetime 60 Fund	Pooled Separate Account	81,471
Prudential Retirement Insurance Co.	Lifetime 50 Fund	Pooled Separate Account	162,186
Prudential Retirement Insurance Co.	Lifetime 40 Fund	Pooled Separate Account	552,332
Prudential Retirement Insurance Co.	Lifetime 30 Fund	Pooled Separate Account	1,264,607
Prudential Retirement Insurance Co.	Lifetime 20 Fund	Pooled Separate Account	755,675
Prudential Retirement Insurance Co.	Balanced I/ Wellington Management Fund	Pooled Separate Account	235,374
Prudential Retirement Insurance Co.	Dryden S&P500 Index Fund	Pooled Separate Account	1,331,294
Prudential Retirement Insurance Co.	American Century—Twentieth Century Ultra Fund	Pooled Separate Account	946,568
Prudential Retirement Insurance Co.	AIM Constellation Account	Pooled Separate Account	418,526
Prudential Retirement Insurance Co.	Templeton Growth Account	Pooled Separate Account	794,266
Prudential Retirement Insurance Co.	Janus Adviser Balanced Account	Pooled Separate Account	303,620
Prudential Retirement Insurance Co.	Fidelity Advisor Equity Growth	Pooled Separate Account	523,153
Prudential Retirement Insurance Co.	Large Cap Value/John A. Levin	Pooled Separate Account	407,740
Prudential Retirement Insurance Co.	Large Cap Growth/Turner Investment	Pooled Separate Account	452,788
Prudential Retirement Insurance Co.	Small Cap Growth/Timesquare	Pooled Separate Account	361,767
Prudential Retirement Insurance Co.	Mid Blend/New Amsterdam Partners	Pooled Separate Account	739,299
Prudential Retirement Insurance Co.	American Century International Growth Fund	Pooled Separate Account	71,605
Prudential Retirement Insurance Co.	Core Bond Fund	Pooled Separate Account	128,213
Prudential Retirement Insurance Co.	Prudential Short-Term Bond Fund	Pooled Separate Account	20,532
Prudential Retirement Insurance Co.	Core Plus Bond/BSAM Fund	Pooled Separate Account	122,627
Prudential Retirement Insurance Co.	Alliance Growth & Income A Fund	Pooled Separate Account	198,293
Prudential Retirement Insurance Co.	Large Cap Blend/Victory Fund	Pooled Separate Account	37,485
Prudential Retirement Insurance Co.	Mid Cap Growth/Artisan Partners	Pooled Separate Account	472,822
Prudential Retirement Insurance Co.	Mid Cap Value/Wellington Management	Pooled Separate Account	35,601
Prudential Retirement Insurance Co.	Oppenheimer Global Class A Fund	Pooled Separate Account	1,197,697
Prudential Retirement Insurance Co.	Small Value/Perkins Wolf McDonnell	Pooled Separate Account	178,494
Prudential Retirement Insurance Co.	Cash and cash equivalents	Pooled Separate Account	4,910
Prudential Retirement Brokerage Services	Oakley, Inc. Class A Common Stock	Common Stock	2,077,134
	Participant loans receivable	Note receivables maturing on various dates through 2013, with interest rates ranging from 5% to 9% at date of inception of loans	514,134

			$16,598,080

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor Management has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Accepted by: OAKLEY, INC. 401(k) PLAN

Signature: /s/ BARBARA BARRY
Barbara Barry, Benefits Administrator

Date: July 7, 2005